Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE—INTERIM RESULTS FOR THE QUARTER ENDED MARCH 31, 2016

Highlights

For the three months ended March 31, 2016, KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”):

•	Generated total revenues of $42.0 million, operating income of $19.2 million and net income of $10.7 million.

•	Generated Adjusted EBITDA of $33.1 million (1).

•	Generated distributable cash flow of $17.9 million (1).

•	Achieved strong operational performance with 99.8% utilization of the fleet for scheduled operations and 97.5% utilization taking into account the planned drydocking of the Bodil Knutsen, which was completed within 20.5 days.

In addition:

•	At the end of March 2016, the first oil was loaded from Goliat field in the Barents Sea to the Hilda Knutsen. The Hilda Knutsen and Torill Knutsen are two of the three winterized shuttle tankers specially built to operate on this Arctic oil and gas field, which is expected to be in production for 15 years.

•	Completed the first drydocking of the Bodil Knutsen within time and budget. The Bodil Knutsen went back on charter with Statoil on March 1, 2016.

•	Due to the increase in the price of the Partnership’s common units from $13.49 at December 31, 2015 to $16.40 on March 31, 2016, the Partnership elected not to repurchase any common units under its common unit repurchase program during the first quarter of 2016.

Subsequent events:

•	On April 15, 2016, the Partnership declared a cash distribution of $0.52 per unit with respect to the quarter ended March 31, 2016 to be paid on May 16, 2016 to unitholders of record as of the close of business on May 4, 2016.

•	The Partnership expects that the subordinated units held by Knutsen NYK Offshore Tankers AS (“Knutsen NYK”) will convert to common units in May 2016 after the payment of the first quarter distribution.

Financial Results Overview

Total revenues were $42.0 million for the three months ended March 31, 2016 (the “first quarter”) compared to $42.5 million for the three months ended December 31, 2015 (the “fourth quarter”), a decrease of $0.5 million. The decrease was mainly due to reduced revenues from the Bodil Knutsen as a result of its drydocking during the first quarter. This decrease was partially offset by the full quarterly earnings for the Ingrid Knutsen in the first quarter of 2016 compared to 77 days in fourth quarter of 2015, as the acquisition of the Ingrid Knutsen took place on October 15, 2015.

Vessel operating expenses for the first quarter of 2016 were $7.6 million, consistent with expenses in the fourth quarter of 2015 despite the fact that the Ingrid Knutsen had 15 more days of operation in first quarter of 2016. Vessel operating expenses in the first quarter of 2016 also include bunkers consumed for the mobilization before and after drydocking of the Bodil Knutsen. General and administrative expenses were at $1.3 million for the first quarter of 2016, an increase of $0.2 million compared to the fourth quarter of 2015 mainly due to year end close expenses.

As a result, operating income for the first quarter of $19.2 million compared to $20.4 million in the fourth quarter of 2015.

[1]	Adjusted EBITDA and distributable cash flow are non-GAAP financial measures used by investors to measure the performance of master limited partnerships. Please see Appendix A for definitions of Adjusted EBITDA and distributable cash flow and a reconciliation to net income, the most directly comparable GAAP financial measure.

Net income for the three months ended March 31, 2016 was $10.7 million compared to $17.6 million for the three months ended December 31, 2015. Net income was impacted by the recognition of realized and unrealized losses on derivative instruments of $3.2 million in the first quarter of 2016 as compared to a gain of $2.1 million in the fourth quarter of 2015. The unrealized non-cash element of the mark-to-market losses was a $2.3 million loss for the three months ended March 31, 2016 and a $4.9 million gain for the three months ended December 31, 2015. Of the unrealized loss for the first quarter of 2016, $4.4 million related to mark-to-market losses on interest rate swaps due to a decrease in long term interest rates. This loss was partially offset with an unrealized gain of $2.1 million on foreign exchange contracts due to strengthening of the Norwegian Kroner (NOK) against the U.S. Dollar.

Net income for the three months ended March 31, 2016 increased by $3.5 million compared to net income for the three months ended March 31, 2015. The increase was primarily due to (i) an increase in operating income of $3.2 million due to earnings from the Dan Sabia and the Ingrid Knutsen being included in the Partnership’s results of operations from June 15, 2015 and October 15, 2015, respectively, and (ii) a $1.2 million decrease in total finance expense primarily caused by a $3.2 million realized and unrealized loss on derivative instruments in the three months ended March 31, 2016 compared to a $5.6 million realized and unrealized loss on derivative instruments in the three months ended March 31, 2015. The overall increase in operating income was partially offset by a $1.3 million reduction in operating income due to the Bodil Knutsen drydocking during the first quarter of 2016.

All ten of the Partnership’s vessels operated well throughout the first quarter of 2015 with 99.8% utilization of the fleet for scheduled operations and 97.5% utilization taking into account the Bodil Knutsen drydocking.

Distributable cash flow was $17.9 million for the first quarter of 2016 (resulting in a coverage ratio of 1.19), compared to $18.1 million for the fourth quarter of 2015. The decrease in distributable cash flow is because of reduced earnings on the Bodil Knutsen as a result of its drydocking partially offset by a full quarter of earnings from the Ingrid Knutsen. The distribution declared for the first quarter of 2016 was $0.52 per unit, equivalent to an annual distribution of $2.08.

Financing and Liquidity

As of March 31, 2016, the Partnership had $48.8 million in available liquidity which consisted of cash and cash equivalents of $28.8 million and an undrawn revolving credit facility of $20 million. The undrawn revolving credit facility is available until June 10, 2019. The Partnership’s total interest bearing debt outstanding as of March 31, 2016 was $663.1 million ($659.4 million net of debt issuance cost). The average margin paid on the Partnership’s outstanding debt during the quarter ended March 31, 2016 was approximately 2.3% over LIBOR.

As of March 31, 2016, the Partnership had entered into foreign exchange forward contracts, selling a total notional amount of $35.0 million against the NOK at an average exchange rate of NOK 8.28 per 1.0 U.S. Dollar. These foreign exchange forward contracts are economic hedges for certain vessel operating expenses and general expenses in NOK.

As of March 31, 2016, the Partnership had entered into various interest rate swap agreements for a total notional amount of $410.0 million to hedge against the interest rate risks of its variable rate borrowings. In March 2016, the Partnership extended $125 million of interest swap agreements and in April 2016, extended an additional $25 million of interest swap agreements. These $150 million of interest rate swaps have an average interest rate of 1.4% and extended the tenor of the Partnership’s existing interest rate swaps by an average of 2.3 years from the second half of 2018 to the second half of 2020. As of March 31, 2016, Partnership receives interest based on three or six month LIBOR and pays a weighted average interest rate of 1.54% under its interest rate swap agreements, which have an average maturity of approximately 3.6 years. The Partnership does not apply hedge accounting for derivative instruments, and its financial results are impacted by changes in the market value of such financial instruments.

As of March 31, 2016, the Partnership’s net exposure to floating interest rate fluctuations on its outstanding debt was approximately $224.3 million based on total interest bearing debt outstanding of $663.1 million, less interest rate swaps of $410.0 million and less cash and cash equivalents of $28.8 million.

The Partnership’s outstanding interest bearing debt of $663.1 million as of March 31, 2016 is repayable as follows:

	Annual repayment	Balloon repayment
(US $ in thousands)
Remainder of 2016	$41,104	$—
2017	50,084	—
2018	48,495	154,927
2019	28,582	237,678
2020	17,650	—
2021 and thereafter	71,650	12,940

Total	$257,565	$405,545

Torill Knutsen and Hilda Knutsen - Goliat field

The Goliat field is the world’s most northerly offshore development and is the first field to come on stream in the Barents Sea. It represents an important milestone as nearly half of the undiscovered resources for the Norwegian shelf are in the Barents Sea.

According to the operator of the Goliat field, the estimated lifetime of the field is 15 years with recoverable reserves equivalent to approximately 178 million barrels of oil. Start-up production volume is expected to be approximately 100,000 barrels per day.

The Hilda Knutsen and the Torill Knutsen are two of three specially built winterized shuttle tankers which operate on the Goliat field. At the end of March 2016, the first oil from the Goliat field was loaded on to the Hilda Knutsen.

The Hilda Knutsen and Torill Knutsen are on five-year contracts with Ente Nazionale Idrocarburi S.p.A.(“ENI”). ENI has the option to extend each such charter by an additional five years. As of March 31, 2016, the remaining fixed contract durations are 2.4 years and 2.6 years for the Hilda Knutsen and Torill Knutsen respectively.

Drydocking

In February 2016, the Bodil Knutsen completed its first special survey drydocking on time and on budget.

Fortaleza Knutsen, which is on long-term bareboat charter to Petrobras Transporte S.A. (“Transpetro”) completed its first special survey drydocking in April. Under the terms of its bareboat contract, Transpetro is responsible for all vessel operating and voyage expenses including drydock costs. Thus, the drydocking has not resulted in any off-hire or any costs for the Partnership. During 2016, the Recife Knutsen and Dan Cisne are expected to complete their first special surveys, and the cost and off-hire associated with these surveys will be paid by the charterer.

Partnership Matters

On April 1, 2016, the Partnership announced that Mr. Yoshiyuki Konuma was stepping down from the board of directors of the Partnership. Mr. Takuji Banno has been appointed by the Partnership’s general partner to replace Mr. Konuma. Mr. Banno has served as the General Manager, Offshore Business Group, Energy Division of Nippon Yusen Kabushiki Kaisha since April 2012. From April 2011 to April 2012, he served as Director of Yusen Logistics (Singapore) Pte. Ltd. From October 2006 to April 2011, he was Director of NYK Logistics (Asia) Pte. Ltd. From June 2002 to October 2006, he was Manager of the LNG Group of Nippon Yusen Kabushiki Kaisha. Mr. Banno joined Nippon Yusen Kabushiki Kaisha in April 1990 and has a master’s degree in Business Administration from the University of Wisconsin-Madison.

Outlook

To date, during the second quarter of 2016, utilization of the Partnership’s fleet has been 100%. Operating income and distributable cash flow are expected to improve commencing with the second quarter of 2016, as there is no further scheduled off-hire for any of the Partnership’s vessels for the remainder of 2016.

As of March 31, 2016, the Partnership’s fleet of ten vessels had an average remaining fixed contract duration of 5.3 years. In addition, the charterers of the Partnership’s time charter vessels have options to extend their charters by an additional 2.5 years on average.

The Partnership has or expects to receive options to acquire five vessels controlled by Knutsen NYK pursuant to the terms of the omnibus agreement. One of these vessels, the Raquel Knutsen, delivered in 2015 and is chartered to Repsol Sinopec Brazil under a time charter that expires in 2025, with options to extend until 2030. Four vessels are under construction in South Korea and China. As of March 31, 2016, the average remaining fixed contract duration for these vessels is 5.9 years. In addition, the charterers have options to extend these charters by 11.2 years on average.

Pursuant to the omnibus agreement, the Partnership also has the option to acquire from Knutsen NYK any offshore shuttle tankers that Knutsen NYK acquires or owns that are employed under charters for periods of five or more years.

There can be no assurance that the Partnership will acquire any vessels from Knutsen NYK.

The Board believes that there may be opportunities for growth of the Partnership, which may include current identified acquisition candidates, and that the demand for offshore shuttle tankers will continue to grow over time based on identified projects. Future developments will influenced by the rate of growth of offshore oil production activities when the existing projects are completed.

The Board is pleased with the results of operations of the Partnership for the quarter ended March 31, 2016.

About KNOT Offshore Partners LP

KNOT Offshore Partners owns operates and acquires shuttle tankers under long-term charters in the offshore oil production regions of the North Sea and Brazil. KNOT Offshore Partners owns and operates a fleet of ten offshore shuttle tankers with an average age of 4.3 years.

KNOT Offshore Partners is structured as a publicly traded master limited partnership. KNOT Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “KNOP.”

The Partnership plans to host a conference call on Wednesday, May 11, 2016 at noon (Eastern Time) to discuss the results for the first quarter of 2016, and invites all unitholders and interested parties to listen to the live conference call by choosing from the following options:

•	By dialing 1-855-209-8259 or 1-412-542-4105, if outside North America.

•	By accessing the webcast, which will be available on the Partnership’s website: www.knotoffshorepartners.com

May 11, 2016

KNOT Offshore Partners L.P.

Aberdeen, United Kingdom

Questions should be directed to:

John Costain (+44 7496 170 620)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended			Year Ended December 31
(USD in thousands)	March 31, 2016	December 31, 2015	March 31, 2015	2015
Time charter and bareboat revenues (1)	$41,826	$42,417	$36,071	$154,750
Other income (2)	200	120	149	274

Total revenues	42,026	42,537	36,220	155,024

Vessel operating expenses	7,647	7,636	6,807	27,543
Depreciation	13,892	13,464	11,400	48,844
General and administrative expenses	1,308	1,058	1,068	4,290
Goodwill impairment charge	—	—	—	6,217

Total operating expenses	22,847	22,158	19,275	86,894

Operating income	19,179	20,379	16,945	68,130
Finance income (expense):
Interest income	2	5	1	8
Interest expense	(5,029)	(4,731)	(4,186)	(17,451)
Other finance expense	(267)	(326)	(20)	(504)
Realized and unrealized gain (loss) on derivative instruments (3)	(3,184)	2,145	(5,623)	(9,695)
Net gain (loss) on foreign currency transactions	(35)	30	72	(105)

Total finance expense	(8,513)	(2,877)	(9,756)	(27,747)

Income before income taxes	10,666	17,502	7,189	40,383
Income tax benefit (expense)	(3)	65	(3)	59

Net income	10,663	17,567	7,186	40,442

Weighted average units outstanding (in thousands of units):
Common units	18,627	18,770	13,808	16,702
Subordinated units	8,568	8,568	8,568	8,568
General partner units	559	571	457	519

(1)	Time charter revenues for the first quarter of 2016 include a non-cash item of approximately $1.3 million in reversal of contract liability provision, income recognition of prepaid charter hire and accrued income for the Carmen Knutsen based on average charter rate for the fixed period. Time charter revenues for the fourth and first quarters of 2015 include a non-cash item of approximately $0.9 million in reversal of contract liability provision and income recognition of prepaid charter hire.
(2)	Other income for the first quarter of 2016 and fourth quarter of 2015 is related to guarantee income from Knutsen NYK. Pursuant to the Omnibus Agreement, Knutsen NYK agreed to guarantee the payments of the hire rate that is equal to or greater than the hire rate payable under the initial charters of the Bodil Knutsen and the Windsor Knutsen for a period of five years from the closing date of the IPO. In October 2015, the Windsor Knutsen commenced operating under a new BG Group time charter. The hire rate for the new charter is below the initial charter hire rate and the difference between the new hire rate and the initial rate is paid by Knutsen NYK.
(3)	The mark-to-market net loss related to interest rate swaps and foreign exchange contracts for the three months ended March 31, 2016 includes realized losses of $0.9 million and unrealized losses of $2.3 million. Of the net unrealized loss for this quarter, $2.1 million gain relates to foreign exchange contracts and hedging the Partnership’s operational costs in NOK.
The mark-to-market net gain related to interest rate swaps and foreign exchange contracts for the three months ended December 31, 2015 includes unrealized gain of $4.9 million and realized loss of $2.7 million. Of the realized gain for this quarter, $1.1 million relates to foreign exchange contracts and hedging the Partnership’s operational costs in Norwegian Kroner (NOK).
The mark-to-market net loss related to interest rate swaps and foreign exchange contracts for the first quarter of 2015 includes unrealized loss of $4.6 million and realized loss of $1.0 million. Of the unrealized loss for this quarter, $1.5 million relates to foreign exchange contracts hedging operational costs in NOK.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	At March 31, 2016	At December 31, 2015
(USD in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$28,782	$23,573
Amounts due from related parties	123	58
Inventories	864	849
Derivative assets	243	—
Other current assets (1)	1,859	1,800

Total current assets	31,871	26,280

Long-term assets:
Vessels and equipment:
Vessels	1,351,589	1,351,219
Less accumulated depreciation	(169,686)	(158,292)

Net property, plant, and equipment	1,181,903	1,192,927

Derivative assets	194	695
Accrued income	461	—

Total assets	$1,214,429	$1,219,902

LIABILITIES AND PARTNERS’ EQUITY
Current liabilities:
Trade accounts payable	$2,564	$1,995
Accrued expenses	6,052	3,888
Current portion of long-term debt (1)	48,535	48,535
Derivative liabilities	3,884	5,138
Income taxes payable	122	249
Contract liabilities	1,518	1,518
Prepaid charter and deferred revenue	6,857	3,365
Amount due to related parties	618	848

Total current liabilities	70,150	65,536

Long-term liabilities:
Long-term debt (1)	610,894	619,187
Derivative liabilities	4,488	1,232
Contract liabilities	9,378	9,757
Deferred tax liabilities	927	877
Other long-term liabilities	2,171	2,543

Total liabilities	698,008	699,132

Equity:
Partners’ equity:
Common unitholders	408,388	411,317
Subordinated unitholders	97,814	99,158
General partner interest	10,219	10,295

Total partners’ equity	516,421	520,770

Total liabilities and equity	$1,214,429	$1,219,902

(1)	Effective January 1, 2016, the Partnership implemented ASU 2015-03, Interest – Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability rather than as an asset. The recognition and measurement guidance for debt issuance costs is not affected. Therefore, these costs will continue to be amortized as interest expense using the effective interest method. The new guidance is applied retrospectively for all periods presented. As of March 31, 2016 and December 31, 2015 the carrying amount of the deferred issuance cost was $3.7 million and $4.0 million, respectively.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS’ CAPITAL

	Partners’ Capital			Accumulated Other Comprehensive Income (Loss)	Total Partners’ Capital/Owner’s Equity
	Common Units	Subordinated Units	General Partner
Consolidated balance at December 31, 2014	$307,544	$103,680	$8,141	$—	$419,365
Net income	4,098	2,952	136	—	7,186
Other comprehensive income	—	—	—	—	—
Cash distributions	(6,765)	(4,471)	(224)	—	(11,460)
Consolidated balance at March 31, 2015	304,877	102,161	8,053	—	415,091

Consolidated balance at December 31, 2015	411,317	99,158	10,295	—	520,770
Net income	6,757	3,691	215	—	10,663
Other comprehensive income	—	—	—	—	—
Cash distributions	(9,686)	(5,035)	(291)	—	(15,012)
Consolidated balance at March 31, 2016	$408,388	$97,814	$10,219	$—	$516,421

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Three months ended March 31,
(USD in thousands)	2016	2015
Cash flows provided by operating activities:
Net income	$10,663	$7,186
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	13,892	11,400
Amortization of contract intangibles / liabilities	(380)	(379)
Amortization of deferred revenue	(478)	(479)
Amortization of deferred debt issuance cost	287	284
Drydocking expenditure	2,538	—
Income tax expense	3	3
Income taxes paid	(134)	(214)
Unrealized (gain) loss on derivative instruments	2,259	4,597
Unrealized (gain) loss on foreign currency transactions	(44)	15
Changes in operating assets and liabilities
Decrease (increase) in amounts due from related parties	(65)	(43)
Decrease (increase) in inventories	(15)	(164)
Decrease (increase) in other current assets	(59)	(639)
Increase (decrease) in trade accounts payable	523	(130)
Increase (decrease) in accrued expenses	2,165	1,077
Decrease (increase) in accrued revenue	(461)	—
Increase (decrease) prepaid revenue	3,598	(156)
Increase (decrease) in amounts due to related parties	(230)	(227)

Net cash provided by operating activities	34,062	22,131

Cash flows from investing activities:
Disposals (additions) to vessel and equipment	(330)	52

Net cash used in (provided by) investing activities	(330)	52

Cash flows from financing activities:
Accumulated interest expense on long-term debt from related parties	—	263
Repayment of long-term debt	(8,580)	(8,579)
Payment on debt issuance cost	—	(8)
Cash distribution	(15,012)	(11,460)

Net cash provided by (used in) financing activities	(23,592)	20,047

Effect of exchange rate changes on cash	145	(136)
Net increase in cash and cash equivalents	5,209	2,000
Cash and cash equivalents at the beginning of the period	23,573	30,746

Cash and cash equivalents at the end of the period	$28,782	$32,746

APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, goodwill impairment charges, other non-cash items and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of KNOT Offshore Partners’ performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(USD in thousands)	Three Months Ended March 31, 2016 (unaudited)	Three Months Ended December 31, 2015 (unaudited)
Net income	$10,663	$17,567
Add:
Depreciation	13,892	13,464
Other non-cash items; deferred costs amortization debt	287	289
Unrealized losses from interest rate derivatives and foreign exchange currency contracts	4,348	—
Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(7,894)	(7,516)
Other non-cash items; deferred revenue and accrued income	(1,319)	(858)
Unrealized gains from interest rate derivatives and foreign exchange currency contracts	(2,089)	(4,864)

Distributable cash flow	$17,888	$18,082
Distributions declared	$15,095	$15,012

Coverage ratio	1.19	1.20

Adjusted EBITDA

Adjusted EBITDA refers to earnings before interest, other financial items, taxes, goodwill impairment charges and depreciation. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure the Partnership’s performance.

The Partnership believes that Adjusted EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes, goodwill impairment charges and depreciation, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Adjusted EBITDA as a financial measure benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Partnership performance calculated in accordance with GAAP. The table below reconciles Adjusted EBITDA to net income, the most directly comparable GAAP measure.

(USD in thousands)	Three Months Ended March 31, 2016 (unaudited)	Three Months Ended December 31, 2015 (unaudited)
Net income	$10,663	$17,567
Interest income	(2)	(5)
Interest expense	5,029	4,731
Depreciation	13,892	13,464
Income tax benefit (expense)	3	(65)
EBITDA	29,585	35,692
Other financial items (a)`	3,486	(1,849)

Adjusted EBITDA	$33,071	$33,843

(a)	Other financial items consist of other finance expense, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

•	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

•	Knutsen NYK’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

•	forecasts of KNOT Offshore Partners’ ability to make or increase distributions on its units and the amount of any such distributions;

•	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;

•	KNOT Offshore Partners’ anticipated growth strategies;

•	the effects of a worldwide or regional economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	fluctuations in the price of oil;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

•	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt and settling of any interest rate swaps;

•	KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

•	KNOT Offshore Partners’ ability to leverage Knutsen NYK’s relationships and reputation in the shipping industry;

•	KNOT Offshore Partners’ ability to purchase vessels from Knutsen NYK in the future;

•	KNOT Offshore Partners’ continued ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more;

•	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfil their charter obligations;

•	timely purchases and deliveries of newbuilds;

•	future purchase prices of newbuilds and secondhand vessels;

•	any impairment of the value of KNOT Offshore Partners’ vessels;

•	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;

•	availability of skilled labor, vessel crews and management;

•	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;

•	the anticipated taxation of KNOT Offshore Partners and distributions to KNOT Offshore Partners’ unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	KNOT Offshore Partners’ ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of KNOT Offshore Partners’ securities in the public market;

•	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

•	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the U.S Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2015.

All forward-looking statements included in this release are made only as of the date of this release on. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.